PERTH, AUSTRALIA 13 February 2006
Title ORBITAL SIGNS NEW TECHNOLOGY LICENSE WITH POLARIS INDUSTRIES

Orbital Corporation Limited today announced a new license with Polaris Industries Inc. for its air assisted direct injection
OCP technology.

Polaris Industries Inc. of Minnesota, USA has entered into a license to manufacture certain products utilising Orbitals DI technology.

Polaris has been in business since 1954, starting off in the manufacture of snowmobiles and growing quickly to become a major player in this recreational market. With annual sales in 2005 of USD1.9 billion, Polaris designs, engineers, manufactures and markets snowmobiles, all terrain vehicles ATVs, Victory motorcycles and the Polaris RANGER for recreational and utility use.

The Polaris license agreement is significant for Orbital in that it opens up fresh commercial applications for its technology beyond traditional lines in the automotive, outboard engine and motorcycles sectors.
Orbital Chief Executive Officer Dr. Rod Houston said Polaris is a very good licensee for Orbital given its strong presence in the recreational market. It is a recognised leader in the snowmobile industry and one of the largest manufacturers of all terrain vehicles ATVs in the world, said Dr. Houston.
The license agreement is quite wide ranging in its potential product applications and could lead to a number of new products utilising air assist DI with associated royalty revenue streams.

Dr Houston said the latest license agreement was further evidence of the commercial importance and the environmental benefits of Orbitals direct injection technology.

Emission controls are becoming tighter for a wide range of motorised vehicles and our technology delivers the required environmental effect along with technical excellence and commercial benefit, he said.


ENDS
Orbital is an international developer of engine and related technologies,providing research, design and development services for the worlds producers of powertrains and engine management systems for application in motorcycles, marine and recreational vehicles, automobiles and trucks. Orbitals principal operations in Perth, Western Australia, provide a world class facility with capabilities in design, manufacturing, development and testing of engines and powertrains unparalleled in the Asia Pacific region. Orbital provides its customers with leading edge, world class, engineering expertise. Headquartered in Perth, Western Australia, Orbital stock is traded on the Australian Stock Exchange OEC, the New York Stock Exchange OE as well as the Berlin ORE and Frankfurt OREA Exchanges

CONTACTS Website
http www.orbitalcorp.com.au
Australia  Rod Houston
Chief Executive Officer
Tel  61 8 9441 2462 USA Tel 1 866 714 0668